January 27, 2026

VIA EDGAR AND E-MAIL

Mr. Christopher Edwards

Office of Life Sciences

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-7010

Re:	HCW Biologics Inc. Registration Statement on Form S-1;

Commission File No. 333-292652

Dear Mr. Edwards:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, HCW Biologics Inc. (the “Company”) hereby requests that the effectiveness of the Company’s Registration Statement on Form S-1 (File No. 333-292652), filed on January 9, 2026, be accelerated by the U.S. Securities and Exchange Commission to 3:00 p.m. Eastern Time on Thursday, January 29, 2026, or as soon thereafter as is practicable.

The Company hereby authorizes James Groth or Jeny Zarmon of Clark Hill PLC to orally modify or withdraw this request for acceleration. Please contact Mr. Groth at (312) 701-6830 or Ms. Zarmon at (609) 785-2918 with any questions you may have concerning this request, and please notify them when this request for acceleration has been granted.

Thank you for your courtesy and cooperation in this matter.

Very truly yours,

HCW BIOLOGICS INC.

By:	/s/ Hing C. Wong
Hing C. Wong, Founder and CEO

HCW Biologics Inc. acceleration request for S-1 January 2026

2929 N Commerce Parkway |Miramar, Florida 33025, USA |Phone 954-842-2024 | Fax 954-842-2037 | 1